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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-47540

                           ENCORE ACQUISITION COMPANY

SUPPLEMENT DATED MARCH 21, 2001 TO THE PROSPECTUS DATED MARCH 8, 2001

  Recent Developments.

     On March 20, 2001, Encore Acquisition Company announced estimated first quarter results. Encore expects to report a first quarter net loss of approximately $3.0 million, which includes a final non-cash charge of $9.6 million for stock-based compensation associated with its initial public offering and a non-cash charge of $0.5 million associated with the adoption of Financial Accounting Standard 133 related to its risk management program. Encore estimated that, excluding these non-cash charges, its earnings for the quarter would be approximately $6.5 to $7.0 million. Encore also reported that it expects daily production volume for the first quarter to be up approximately 5% over the preceding quarter.